

P.O.Box 423 Skøyen, N-0212
Telephone: +47
Telefax: +47-22
E-mail: info@or
www.orkla.com



Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 21 December 2004

ORK - Trade subject to notification – Aarseth

Close relative to Director Geir Aarseth, Orkla ASA, has bought 200 shares in Orkla at NOK 197.
Geir Aarseth and his close relatives new total shareholding is 4,366 shares and 3,000 options in Orkla.

dlw 1/13

Notice to the Oslo Stock Exchange


ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 20 December 2004

ORK – Trade subject to notification – options

On 21 December 2004, in connection with Orkla's option programme, 5,000 options were exercised in Orkla shares at a strike price of NOK 135.

A total of 1,923,845 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

Orkla currently holds 6,516,071 own shares.